FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated February 21, 2013

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – Brasil Foods S.A.
CNPJ 01.838.723/0001-27
A Publicly Traded Company

ANNOUNCEMENT TO THE MARKET

The management of BRF – Brasil Foods S.A. (“BRF” – BM&FBovespa: BRFS3; NYSE: BRFS) announces that at the Meeting of the Board of Directors held today, the slate for the Board of Directors was chosen on a majority vote for the two year period 2013/2015 to be voted at the next Annual General Meeting to be held on April 9, 2013:

Effective Members	Alternate Members
Abilio Diniz – Chairman	Eduardo Rossi
Sérgio Rosa - Vice-Chairman	Heloisa Helena Silva de Oliveira
Paulo Assunção de Sousa	Mauro José Periotto
Décio da Silva	Sérgio Schwartz
Luis Carlos Fernandes Afonso	Manuela Cristina Lemos Maçal
Carlos Fernando Costa	Helena Kerr do Amaral
Luiz Fernando Furlan	Roberto Faldini
Manoel Cordeiro Silva Filho	Mauricio da Rocha Wanderley
Walter Fontana Filho	Eduardo Fontana d´Avila
José Carlos Reis de Magalhães	Fernando Shayer
Pedro de Andrade Faria	Daniel Arduini Cavalvante Arruda

The Company will announce the convening notice and the complete proposal for the E/AGM together with the results for 2012.

São Paulo (SP), February 21, 2013.

Leopoldo Viriato Saboya

Chief Financial, Administration and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   February 21, 2013

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director